SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the 2019 Financial Year.

99.2	Profit Warning Announcement on Estimated Decrease in Annual Results of 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2020	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the 2019 Financial Year

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No. 18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the twelve months ended 31 December 2019:

I.	Major operating data of the 2019 financial year

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel	384.50	384.14	19,774,907
Gasoline	346.84	345.31	24,807,585
Jet Fuel note 1	187.86	135.39	5,724,932
Intermediate petrochemicals
PX note 2	66.68	45.55	2,865,143
Benzene note 1	37.33	32.98	1,441,649
Ethylene Glycol note 2	28.67	18.23	777,310
Ethylene Oxide	27.55	26.69	1,783,251
Ethylene note 2	84.13	0.19	11,123
Resins and plastics
PE	53.73	53.58	4,234,133
PP	46.96	43.36	3,680,060
Polyester chips note 1 note 2	33.18	28.09	1,783,936
Synthetic fibres
Acrylics	13.69	13.73	1,866,438
Polyester note 1	3.94	3.94	301,438

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II.	Change in prices of major products and raw materials in the 2019 financial year

Unit: RMB/ton

Product	The average price in the 2019 financial year	The average price in the 2018 financial year	Change
Diesel	5,148	5,391	-4.52%
Gasoline	7,184	7,475	-3.89%
Jet Fuel	4,228	4,555	-7.17%
PX	6,291	7,006	-10.21%
Benzene	4,371	5,520	-20.82%
Ethylene Glycol	4,264	6,390	-33.28%
Ethylene Oxide	6,681	8,699	-23.20%
Ethylene	5,854	8,238	-28.94%
PE	7,902	9,652	-18.12%
PP	8,487	8,854	-4.15%
Polyester chips	6,351	7,557	-15.96%
Acrylics	13,599	15,905	-14.50%
Polyester	7,644	9,420	-18.86%

Raw material	The average processing cost in the 2019 financial year	The average processing cost in the 2018 financial year	Change
Crude oil	3,330.63	3,382.38	-1.53%

III.	Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wu Haijun
Chairman

Shanghai, the PRC, 21 January 2020

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

PROFIT WARNING

ANNOUNCEMENT ON ESTIMATED DECREASE

IN ANNUAL RESULTS OF 2019

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”) and Rules 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of the Company (the “Board”) and all the members of the Board warrant that there are no false representation, misleading statements or material omissions, and jointly and severally accept responsibilities for the truthfulness, accuracy and completeness of its contents.

This announcement is made by the Company pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09 of the Listing Rules.

Important Notice:

•

The Company expects that the net profit attributable to the equity shareholders of the Company in 2019 will decrease by around RMB2.883 billion to RMB3.243 billion as compared with the same period of last year (statutory disclosed data), representing a year-on-year decrease of 55% to 61%.

•

The Company estimates that the net profit attributable to the equity shareholders of the Company after deducting non-recurring items will decrease by around RMB2.890 billion to RMB3.178 billion as compared with the corresponding period of the previous year (statutory disclosure data), representing a year-on-year decrease of 57% to 63%.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2019 to 31 December 2019

(2)

Estimated results: based on preliminary estimates by the finance department of the Company, the Company and its subsidiaries (the “Group”) are expected to record a 55%-61% decrease of the net profit attributable to equity shareholders of the Company for the year ended 31 December 2019 over the corresponding period of the previous year (i.e. around RMB 2.034 billion to RMB 2.394 billion). Specific financial figures will be disclosed in the 2019 annual report of the Company.

(3)

The Company estimates that the net profit attributable to the equity shareholders of the Company after deducting non-recurring items will be around RMB1.890 billion to RMB2.178 billion, representing a year-on-year decrease of 57% to 63% (statutory disclosure data). Specific financial figures will be disclosed in the 2019 annual report of the Company.

(4)	The estimated results have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	5,277,186
Net profit attributable to the equity shareholders of the Company after deducting non-recurring items (RMB’000)	5,067,583
Earnings per share (RMB per share)	0.488

3.	Major reasons for expected decrease in the results for the period

Major reasons for substantial decrease in the annual results of the Group in 2019 compared to the corresponding period of the previous year are:

1.	In 2019, the average selling price of the Company’s products for the whole year dropped significantly and, as a result the gross profit of the Company’s products fell significantly.

2.

In 2019, the spread between high and low sulphur, and light and heavy crude oil in international crude oil market narrowed, and the Company’s cost advantage in processing high-sulphur and heavy crude oil has been diminished.

4.	Risk Warning

The Company does not have any significant uncertainties that affect the accuracy of the contents of this result forecast.

5.	Other information

The forecasts above represent preliminary estimates only. Specific and accurate financial figures will be disclosed in the audited 2019 annual report to be officially announced by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board

Sinopec Shanghai Petrochemical Company Limited

Wu Haijun

Chairman

Shanghai, the PRC, 21 January 2020